Exhibit 99.1

FOR IMMEDIATE RELEASE

MicroAlgo Inc. Announces Effective Date for 30-for-1 Share Consolidation

Shenzhen, China, July 14, 2025 – MicroAlgo Inc. (NASDAQ: MLGO), (the “Company”), today provided an update to its announcement of July 8, 2025, regarding the results of its Extraordinary General Meeting of Shareholders (the “EGM”) held on July 2, 2025. The Company is announcing the market effective date for its previously approved 30-for-1 share consolidation.

At the EGM, the Company’s shareholders approved four proposals. These included:

1.	A 30-for-1 share consolidation of the Company’s issued and unissued Class A and Class B ordinary shares (the “Share Consolidation”).

2.	An increase in the authorized share capital to US$6,000,000,000, effective immediately following the Share Consolidation.

3.	A capital reduction and reorganization, which includes reducing the par value of the Company’s ordinary shares to US$0.0000001.

4.	An amendment to the Company’s Memorandum and Association to reflect the new capital structure following the reorganization.

Proposals 3 and 4 are special resolutions, and their implementation remains conditional upon the sanction of the Grand Court of the Cayman Islands.

The primary objectives of the series of corporate action are to maintain compliance with The Nasdaq Capital Market’s minimum bid price requirement and to create greater flexibility for potential future fundraising activities.

The Company has determined that this reorganization is a change to the Company’s capital structure that will not materially affect the underlying assets, business operations, or financial position of the Company. The proportionate ownership interests and rights of shareholders are not expected to change as a result of this action except with respect of the treatment of fractional shares described below.

Furthermore, the Company believes it will continue to be able to pay its liabilities as they fall due, and the net asset value of the Company is expected to remain unchanged, except for minor expenses incurred in relation to implementing the reorganization.

Market effectiveness of the Share Consolidation

At the open of business on July 18, 2025, the Company’s Class A ordinary shares will begin trading on a split-adjusted basis on the Nasdaq Capital Market with a new assigned CUSIP number of G6077Y400.

Based on the current shares outstanding, the 30-for-1 Share Consolidation will reduce the Company’s total issued and outstanding shares from 373,125,199 (comprising 328,246,938 Class A ordinary shares and 44,878,261 Class B ordinary shares) to approximately 12,437,507 shares (comprising approximately 10,941,565 Class A ordinary shares and 1,495,942 Class B ordinary shares). The final post-consolidation share count is subject to the treatment of fractional shares.

No fractional shares will be issued in connection with the Share Consolidation. In accordance with the Company’s Memorandum and Articles, the Company’s transfer agent is authorized to aggregate all fractional shares and sell them at the then-prevailing prices on the open market on behalf of those shareholders who would otherwise be entitled to receive a fraction of a share.

Effect to the Company’s Warrants

Furthermore, following the Share Consolidation, proportionate adjustments will be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding warrants, and convertible or exchangeable securities of the Company.

Additional information about the Share Consolidation and the other proposals can be found in the Company’s Notice of Extraordinary General Meeting furnished to the Securities and Exchange Commission on June 12, 2025, and the Report on Form 6-K announcing the voting results, furnished on July 8, 2025. Copies are available at www.sec.gov.

About MicroAlgo Inc.

MicroAlgo Inc. is dedicated to the development and application of bespoke central processing algorithms. MicroAlgo provides comprehensive solutions to customers by integrating central processing algorithms with software or hardware, or both, thereby helping them to increase the number of customers, improve end-user satisfaction, achieve direct cost savings, reduce power consumption, and achieve technical goals. The range of MicroAlgo’s services includes algorithm optimization, accelerating computing power without the need for hardware upgrades, lightweight data processing, and data intelligence services. MicroAlgo’s ability to efficiently deliver software and hardware optimization to customers through bespoke central processing algorithms serves as a driving force for MicroAlgo’s long-term development.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking statements.” Forward-looking statements are subject to numerous conditions, many of which are beyond the control of MicroAlgo, including those set forth in the Risk Factors section of MicroAlgo’s Annual Report on Form 20-F and reports of foreign issuer on Form 6-K. Copies are available on the SEC’s website, www.sec.gov. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, MicroAlgo’s expectations with respect to future performance and anticipated financial impacts of the business transaction.

MicroAlgo undertakes no obligation to update these statements for revisions or changes after the date of this release, except as may be required by law.

Such forward-looking statements relate to future events or future performance, but reflect the parties’ current beliefs, based on information currently available. Certain of these factors are outside the parties’ control and may be difficult to predict. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. Factors that may cause such differences include: business conditions; natural disasters; changing interpretations of U.S. Generally Accepted Accounting Principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; changes in legislation or regulatory environments, requirements or changes adversely affecting the businesses of MicroAlgo, including but not limited to the difficulties in maintaining and managing continued growth; restrictions on the ability to make dividend payments; general economic conditions; geopolitical events and regulatory changes; and the failure to maintain the listing of MicroAlgo’s securities on the Nasdaq Stock Market.

The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in MicroAlgo’s filings with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements in this press release, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to publicly update or revise any forward-looking statements in this press release to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based, except as may be required by law. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of the Company following the closing of the Business Combination or otherwise.

Contact ir@micoralgor.com

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